Nasdaq Regulation

Nasdaq

Will Slattery
Vice President
Listing Qualifications

May 22, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 22, 2019, The Nasdaq Stock Market (the "Exchange") received from Rattler Midstream LP (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common units representing limited partner interests

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

